UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number: 001-39530

MindWalk Holdings Corp.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 5.1, 10.1, and 23.1 of this Form 6-K are incorporated by reference into the Registration Statement on Form F-3 (File No. 333-273197) of MindWalk Holdings Corp. (formerly ImmunoPrecise Antibodies Ltd.) (the "Company").

The disclosure set out below in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-256730 and 333-290949) and the Registration Statement on Form F-3 (File No. 333-281312) of the Company.

Sales Agreement

On November 7, 2025, the Company entered into a Sales Agreement (the "Sales Agreement") with JonesTrading Institutional Services LLC ("JonesTrading"), as sales agent, pursuant to which the Company may offer and sell, from time to time through JonesTrading, common shares, without par value, of the Company (the "Common Shares"). The offer and sale of the Common Shares, if any, will be made pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-273197), previously declared effective by the Securities and Exchange Commission on July 14, 2023 (the "Registration Statement"), as supplemented by the prospectus supplement relating to the Common Shares which may be issued from time to time pursuant to the Sales Agreement, dated November 7, 2025 (the "Prospectus Supplement"). Pursuant to the Prospectus Supplement, the Company may offer and sell up to $30 million of Common Shares (the "Shares").

Under the Sales Agreement, JonesTrading may sell Shares by any method permitted by law and deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Capital Market, or on any other existing trading market for the Common Shares.

The Company is not obligated to make any sales of Common Shares under the Sales Agreement and no assurance can be given that it will sell any Common Shares under the Sales Agreement, or, if it does, as to the price or number of Common Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to JonesTrading as sales agent is equal to 3.0% of the gross proceeds of the Common Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Koffman Kalef LLP regarding legality of securities being registered
10.1	Sales Agreement dated November 7, 2025 by and between MindWalk Holdings Corp. and JonesTrading Institutional Services LLC
23.1	Consent of Koffman Kalef LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: November 7, 2025

	By:	/s/ Jennifer Bath

	Name:	Jennifer Bath
	Title:	Chief Executive Officer